UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Southwestern Energy Company

(Exact name of registrant as specified in its charter)

Delaware	71-0205415
(State of incorporation or organization)	(IRS Employer Identification No.)

2350 North Sam Houston Parkway East, Suite 125 Houston, Texas 77032 (281) 618-4700	77032
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form related to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On April 8, 2009, the Board of Directors (the “Board”) of Southwestern Energy Company (the “Company”) approved, and the Company has entered into, a Second Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of April 9, 2009, between the Company and Computershare Trust Company, N.A. (the “Rights Agent”). The Rights Agreement amends, restates, supersedes and replaces the Amended and Restated Rights Agreement dated as of April 12, 1999, as amended March 15, 2002 and June 30, 2006. The rights outstanding under the Rights Agreement (the “Rights”) are currently evidenced (on the basis of one Right for each outstanding share) by the existing certificates for outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), and are not exercisable and do not trade separately from such shares. The summary below describes the Rights as so amended by the Rights Agreement.

 Each Right, when exercisable, entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a Purchase Price of $150.00 per Unit, subject to adjustment. The Series A Preferred Stock is established pursuant to a Certificate of Designation, Preferences and Rights (the “Certificate of Designation”) filed with the Secretary of State of the State of Delaware on April 9, 2009.

Subject to certain exceptions specified in the Rights Agreement, the Rights will not separate from the Common Stock until the earlier of (i) 10 business days following a public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such (the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of (i) and (ii) being herein referred to as the “Distribution Date”). An “Acquiring Person” is any person or group of affiliated and associated persons that has acquired beneficial ownership of 15% or more of the outstanding shares of the Common Stock or any person who is declared by the Board to be an Adverse Person (as defined in the Rights Agreement).

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for the Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on April 8, 2019 (the “Final Expiration Date”), unless

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the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, shares of the Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (as determined pursuant to the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that a person becomes an Acquiring Person and (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for the Common Stock at an exchange ratio of one share of the Common Stock per Right (subject to adjustment). If an insufficient number of shares of the Common Stock are available for such exchange despite the Company’s good faith efforts to authorize additional shares of Common Stock, the Company will substitute a number of shares of the Series A Preferred Stock or a fraction thereof for each share of the Common Stock that would otherwise be issuable.

The Purchase Price payable, and the number of Units of the Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for the Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

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With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

At any time prior to the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board) or amend the Rights Agreement to change the Final Expiration Date to another date, including without limitation an earlier date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the amendment to the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may only be amended by the Board in order to cure any ambiguity, to correct any defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights.

The Certificate of Designation and the Rights Agreement are filed as Exhibits 3.1 and 4.1, respectively to this Amendment No. 3 to Form 8-A and incorporated by reference herein. The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Certificate of Designation.

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Item 2.	Exhibits.
List below all exhibits filed as a part of the registration statement:
3.1

Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, dated April 9, 2009 (Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 9, 2009, and incorporated herein by reference).

4.1

Second Amended and Restated Rights Agreement dated as of April 9, 2009 between Southwestern Energy Company and Computershare Trust Company, N.A., as Rights Agent (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 9, 2009, and incorporated herein by reference).

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SOUTHWESTERN ENERGY COMPANY
Dated: April 9, 2009	By:	/s/ Greg D. Kerley
Name: Greg D. Kerley
Title: Executive Vice President & Chief Financial Officer

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